EXHIBIT 4.2

Mr. Mark Binder                                                    March 1, 2004
BIB Holdings, Ltd., c/o mSasson
1 West 34th Street
New York, New York 10001


RE:   LETTER AMENDMENT TO SERVICES AGREEMENT

Dear Mark:

This letter shall confirm our agreement in regard to the modification and amendment of our services agreement dated August 10, 2003, on the basis of the following terms and conditions:

1.    Previous Services.

As payment in full for all previous services provided by Candent, both within and outside of the scope of our initial agreement, and valued at $35,000, Candent shall receive 233,333 shares of freely trading common stock in BIB Holdings, Ltd. (OTCBB: BIBO) ("BIBO"). All shares are to be issued in the name of Rachael Kreisler.

2.    Additional Services.

Candent estimates that it will incur approximately $15,000 worth of additional services to complete the final mSasson web site according to your specifications and including the provision of a content management system and ongoing design, development, maintenance and support for the balance of 2004. Candent shall receive an additional 100,000 shares of freely trading common stock in BIBO as payment in full for these additional services. All shares are to be registered in the name of Rachael Kreisler.

3.    Future Services and Incidentals.

Future services provided to BIBO that are outside the scope outlined in Item 2 above will be billable at Candent's hourly rate of $80 per hour, or a then to be negotiated and resolved lump-sum fee, and shall be payable in the form of freely trading common stock in BIBO on the same price per share basis hereunder. Any incidentals, including cash expenses incurred by Candent for hosting, software, printing, photography, and the like, shall be payable by BIBO to Candent in cash or, at Candent's option, in the form of freely trading common stock in BIBO on the same price per share basis hereunder.

The amounts provided for in Items 1 and 2 above are currently due and payable. Your signature below shall indicate your acceptance with the foregoing. Thank you and we continue to look forward to working with you.


                                      Best Regards,

                                      Candent Corporation

                                      /S/ Rachael Kreisler
                                      ------------------------------------
                                      Rachael Kreisler
                                      President

Agreed and Accepted this ___ day of March, 2004:

/s/ Mark Binder
--------------------
Mark Binder
BIB Holdings, Ltd., c/o mSasson